[LETTERHEAD OF DEWEY BALLANTINE LLP]

December 19, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:	H. Christopher Owings, Assistant Director

Re:	Central European Distribution Corporation
Registration Statement on Form S-3 (the “Registration Statement”),
File No. 333-129073
Annual Report on Form 10-K for the Year Ended December 31, 2004,
File No. 0-24341
Quarterly Reports on Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005, File No. 0-24341

Dear Mr. Owings:

On behalf of Central European Distribution Corporation (“CEDC”), a Delaware corporation, enclosed herewith for filing via the EDGAR system of the United States Securities and Exchange Commission (the “Commission”) is Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which has been marked to show changes from the Registration Statement, filed on October 17, 2005. In accordance with Rule 402 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CEDC has advised us that one manually signed copy of the Registration Statement will be retained for a period of five years.

Set forth below are the responses of CEDC to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated November 10, 2005. References in the responses below to “we,” “us,” “our” and “CEDC” refer to Central European Distribution Corporation and its subsidiaries, unless the context otherwise requires.

The references below to page numbers where revised or additional disclosure can be located refer to the pages in the marked copies of Amendment No. 1.

Supplementally, in response to comment #9 below, our firm confirms that the reference and limitation to the Delaware General Corporation Law in our legal opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported cases interpreting those laws currently in effect.

If you have any questions with regard to the foregoing, please do not hesitate to call me at (212) 259-6605.

Sincerely,

/s/ Frank R. Adams
Frank R. Adams

Enclosures

cc:	Messrs.	David Mittelman
John Fieldsend

United States Securities and Exchange Commission

	Messr.	William V. Carey

Central European Distribution Corporation

*  *  *

Form S-3

General

1.	In your Selling Stockholders section, you state that the 3,360,000 shares offered in this registration statement were acquired by your selling stockholders from you in a private placement completed on October 3, 2005. Your Form 8-K filed on August 5, 2005 states that there are certain conditions to be satisfied or waived by November 30, 2005 before the offering is closed. Further, Section 6.1 of the Purchase Agreement, filed as Exhibit 10.1 to that same Form 8-K, states that your investors have the right to decide whether the conditions of the offering are satisfied. Therefore, it is unclear whether the selling stockholders are irrevocably bound to purchase the shares of common stock underlying the agreement. Please provide us with your analysis as to whether this private placement was completed prior to filing this registration statement in a manner consistent with Rule 152 under the Securities Act.

Response

We supplementally advise the Staff that the 3,360,000 shares of common stock, par value $0.01 per share, of CEDC (the “Shares”) offered pursuant to the Registration Statement were issued and fully paid for prior to the filing of the Registration Statement. On August 3, 2005, we entered into the Purchase Agreement in respect of the sale of the Shares and the selling stockholders paid into escrow the cash consideration for the Shares. On October 3, 2005, the conditions to closing were satisfied, and on October 4, 2005 the cash consideration was released from escrow to CEDC and the Shares were issued to the selling stockholders. Accordingly, all of the Shares offered pursuant to the Registration Statement were issued and fully paid for in advance of October 17, 2005, the date on which we filed the Registration Statement. Therefore, we believe that the private placement was completed prior to the filing of the registration statement in a manner consistent with Rule 152 under the Securities Act.

About This Prospectus, page 1

Incorporation of Certain Information by Reference, page 1

Where You Can Find More Information, page 1

Forward-Looking Statements, page 2

2.	Please move the information on pages 1 and 2 out of the forepart of your registration statement.

Response

In response to the Staff’s comment, the disclosure on pages 1 and 2 has been moved. Please see the moved disclosure at pages 2, 9, 15 and 16.

Selling Stockholders, page 8

3.	We note in the first paragraph on page 9 that you state the share numbers are based on information that the selling stockholders supplied to you. Please tell us the reason for this statement since you are responsible for all disclosure in the prospectus.

Response

In response to the Staff’s comment, the disclosure on page 10 has been revised to delete the statement referred to in the comment.

4.	Please revise your Selling Stockholders table to identify the beneficial owners that have voting or investment control over the shares being offered by the selling security holders. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997) and Interpretation 4S under Regulation S-K in the March 1999 Interim Supplement to Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (March 1999).

Response

In response to the Staff’s comment, the disclosure on pages 11 to 13 has been revised.

Plan of Distribution, page 10

5.	Please tell us whether your selling stockholders are broker-dealers or affiliated with broker-dealers. If any of your selling stockholders are broker-dealers, please disclose that it is an “underwriter” within the meaning of the Securities Act of 1933. Also, you should revise this section, your prospectus cover page, and your Selling Stockholders section to state that the selling stockholder is a broker-dealer, and to state that it is also an underwriter with respect to the shares that it is offering for resale.

Response

We have inquired of the selling shareholders. None of them are broker-dealers, and we have made appropriate disclosure regarding affiliations with broker-dealers. See our revised disclosure at pages 11 to 13.

6.	Also, if any of your selling stockholders are affiliates of a broker-dealer, please disclose, if true, that:

•	the seller purchased the shares in the ordinary course of business, and

•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling stockholder, then the prospectus must state that the selling stockholder is an underwriter.

Response

In response to the Staff’s comment, the disclosure on pages 11 to 13 has been revised.

7.	The selling stockholders may not short prior to effectiveness of this registration statement and cover with shares received from this registration statement. Please provide clear disclosure regarding the ability of your selling stockholders to short, including during any pricing period, and the possible impact of this type of shorting. Also, please discuss the distinction between prohibited and permitted shorting with respect to your selling stockholders.

Response

In response to the Staff’s comment, the disclosure on page 14 has been revised. In addition, we supplementally advise the Staff that the Shares to be registered pursuant to this registration statement already have been issued and fully paid for; therefore, there will be no relevant pricing period. Additionally, we supplementally advise the Staff that we previously have notified the selling shareholders that they may not short the Shares prior to effectiveness and cover with shares registered under the Registration Statement.

Item 16. Exhibits

8.	Please file the escrow agreement from the private placement of the 3,360,000 shares of common stock related to this offering, or tell us why it is not required to be filed under Item 601.

Response

We supplementally advise the Staff that, because the escrow agreement does not define any rights of security holders, because the private placement of the 3,360,000 shares of common stock related to the offering has closed and all funds held in escrow have been released to CEDC, and because all material obligations under the escrow agreement have been fully performed or waived, it is CEDC’s view that the escrow agreement is not material.

Exhibit 5.1

9.	The legal opinion provided to you by counsel expresses its opinion only as to “the General Corporation Law of the State of Delaware.” Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

Response

Such confirmation is included above as part of this response letter.

10.	Also, in the third-to-last paragraph of the opinion, counsel states that it assumes no obligation to revise or supplement the opinion should the Delaware General Corporation Law be changed by legislative action, judicial decision, or otherwise. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Response

We supplementally advise the Staff that we intend to file counsel’s opinion, dated as of the date we request acceleration of effectiveness, as part of an exhibits-only amendment to the Registration Statement on such date. The form of opinion counsel has advised us it expects to issue is annexed hereto as Exhibit A

Form 10-K for the Fiscal Year Ended December 31, 2004

Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005

Exhibits 31.1 and 31.2

11.	Please revise the certifications in your Form 10-K and the Forms 10-Q to include the language regarding your internal control over financial reporting in the first sentence of your paragraph 4, and to include the paragraph discussing the design of your internal controls over financial reporting as required by Item 601(b)(31)(b) of Regulation S-K.

Also, please otherwise ensure the certifications do not deviate from the language in Item 601(b)(31). For example, we note you cite the officer’s title in the introduction and refer to “fourth fiscal quarter,” as opposed to your “most recent fiscal year.”

Please note that the certifications relate to the entire Form 10-K and Forms 10-Q filings. Therefore, you must re-file your entire amended Form 10-K and Forms 10-Q again with the revised certifications. You may not file the revised certifications with only the Form 10-K and Forms 10-Q signature pages.

Response

As our counsel discussed with Messrs. John Fieldsend and Jeff Cohan of the Staff, on November 21, 2005, we filed amendments to the relevant Form 10-K and Forms 10-Q consisting of a cover page, an explanatory note, necessary signatures and revised Exhibits 31.1 and 31.2 consisting of paragraphs 1, 2, 4 and 5 of the certifications required by Item 601(b)(31) of Regulation S-K.

EXHIBIT A

December [    ], 2005

Central European Distribution Corporation

Two Bala Plaza, Suite 300

Bala Cynwyd, PA 19004

Re:	Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel to Central European Distribution Corporation, a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-3, file no. 333-129073 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement on Form S-3/A, and a related prospectus (the “Prospectus”), each filed with the Securities and Exchange Commission by the Company under the Securities Act of 1933, as amended (the “Act”), for the registration of the resale by selling shareholders under the Act of 3,360,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”).

We have examined (i) the Registration Statement; (ii) the Prospectus; (iii) the Certificate of Incorporation of the Company; (iv) the Amended and Restated Bylaws of the Company; and (v) the resolutions adopted by the Board of Directors of the Company relating to the issuance of the Common Stock. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, or as retrieved from the Securities and Exchange Commission’s EDGAR database, and the authenticity of the originals of such latter documents. In making our examination of documents executed by parties other than the Company, we have assumed that such parties had the power, corporate or other, to enter into and perform all their obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and the validity and binding effect thereof. As to any facts material to the opinions expressed herein which were not independently established or verified, we have, with your consent, relied upon oral or written statements and representations of officers and other representatives of the Company and others.

Based upon the foregoing and in reliance thereon, we are of the opinion that the Common Stock has been duly authorized and is validly issued, fully paid and nonassessable.

Members of our firm are admitted to the Bar in the State of New York and we do not express any opinion as to the laws of any jurisdiction other than the laws of the State of New York and the General Corporation Law of the State of Delaware. This opinion is limited to the laws as in effect on the date hereof. We disclaim any obligation to advise you of any change in law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement and the related Prospectus. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,